Mail Stop 4561

July 1, 2008

Stephanie G. DiMarco
Chief Executive Officer and President
Advent Software, Inc.
600 Townsend Street
San Francisco, CA 94103
(415) 543-7696

> **Re:** **Advent Software, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 13, 2008**
> **Definitive Proxy Statement on Schedule 14A filed April 4, 2008**
> **Form 8-K filed April 29, 2008**
> **File No. 000-26994**

Dear Ms. DiMarco:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief